EXHIBIT 99.1

DeFi Technologies Provides Monthly Corporate Update: Valour Reports US$974 Million in AUM, and Year-To-Date Net Inflows of US$91.7 Million, Among Other Key Developments

•	AUM & Continued Monthly Net Inflows: As of August 29, 2025, Valour reported assets under management (AUM) of US$974 million, marking a 2.85% increase month-over-month. July net inflows totaled US$1.3 million, bringing year-to-date inflows to US$91.7 million. These figures highlight growing investor demand for Valour's ETP offerings.
•	Normal Course Issuer Bid (NCIB): DeFi Technologies launched a buyback to repurchase up to 10% of its public float (31,673,791 shares) via open-market purchases on Nasdaq, Cboe Canada, and other Canadian ATSs; the program commenced August 26, 2025 and runs to August 26, 2026. Management initiated the NCIB, citing undervaluation and reported ~US$19.8M in cash at announcement. 80,000 shares were purchased in the first week; ongoing purchases are expected with monthly reporting and filings.
•	Insider Open-Market Purchases: In August 2025, the CEO, President, CFO, and Company Directors purchased common shares in the open market. For full details, see the insider filings on System for Electronic Disclosure by Insider at www.sedi.ca.
•	Growing Institutional Investor Base:As of June 30, 2025, shareholders increased to a reported 102, collectively holding ~35 million shares based on reporting on https://fintel.io/so/ca/defi. Recent filers include Van Eck Associates, Rathbone Brothers, Bank of Montreal (BMO), Marshall Wace, Invesco, Swiss National Bank, Two Sigma, UBS, JP Morgan, and Goldman Sachs, among others.

TORONTO, Sept. 8, 2025 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance  ("DeFi"), is pleased to announce that its subsidiary, Valour Inc., and Valour Digital Securities Limited (together, "Valour"), a leading issuer of exchange traded products ("ETPs") reported assets under management ("AUM") of $974 million as of August 29, 2025. This reflects a 2.86% increase month-over-month, driven by rising digital asset prices and continued net inflows into Valour's ETPs.

Valour AUM as of September 1, 2025 (CNW Group/DeFi Technologies Inc.)

Net Inflows and Investor Confidence

In August, Valour recorded net inflows of $1.3 million, continuing its trend of consistent monthly inflows regardless of market conditions. Year-to-date, total net inflows have reached $91.7 million, highlighting accelerating investor demand for Valour's ETPs. This sustained momentum reflects growing investor confidence and reinforces the appeal of Valour's diverse product lineup.

Key Products Driving Inflows

A combination of established and newer ETP listings, including SUI, LINK, and SEI, drove performance. Key contributors include:

•	VALOUR SUI SEK: $2,644,184
•	VALOUR LINK SEK: $829,958
•	VALOUR SEI SEK: $759,806
•	VALOUR BTC SEK: $618,129
•	VALOUR ADA SEK: $599,291

These inflows highlight Valour's leadership in providing access to diverse digital assets.

Valour's Top ETPs by AUM

Valour monetizes its AUM primarily through trading, staking, management fees, and trade-flow arbitrage. In addition to management fees, Valour retains staking yields as revenue, capturing value directly from the digital assets held in its ETPs. This vertically integrated model enables recurring, protocol-driven revenue as AUM grows. As of August 29, 2025, Valour's ETPs with the highest AUM were:

•	VALOUR SOL: US$315,402,464
•	VALOUR BTC: US$268,900,204
•	VALOUR ETH: US$94,686,518
•	VALOUR XRP: US$59,072,627
•	VALOUR ADA: US$57,100,298
•	VALOUR SUI: US$53,671,704
•	Valour HBAR: US$16,814,783
•	VALOUR AVAX: US$16,281,669
•	VALOUR DOT: US$11,674,662

Valour's Global Expansion and Strategic Market Development

Valour continues to expand its global footprint as a leader in regulated digital asset products, with more than 85 ETPs listed across exchanges in Europe and the UK. Upcoming launches - including leveraged and warrant-based structures - will further broaden investor access.

In parallel, Valour continues to advance its strategy of entering high-growth emerging markets across Africa, Asia, the Middle East, and beyond - securing a first-mover advantage in key jurisdictions. This proactive expansion reinforces Valour's long-term commitment to accelerating global adoption of regulated digital asset investment products.

Strong Financial Position

Cash Balance: As of June 30, 2025, DeFi Technologies' consolidated cash balance stood at approximately US$26.4 million.

Treasury Holdings: As of June 30, 2025, the Company's holdings included a mix of digital asset tokens, totaling approximately US$26 million.

Total value of cash and digital asset treasury: US$52.4 million as of June 30, 2025. The Company regularly monitors its cash and digital asset reserves on a consolidated basis, and as part of this review, it has allocated a portion of its digital asset treasury reserve for the purposes of hedging the market risk of its ETPs. This approach reflects both prudent treasury management and a disciplined use of capital - strengthening the balance sheet while directly supporting the performance and resilience of the Company's ETP platform. By holding a diversified mix of cash and digital assets, DeFi Technologies can better manage volatility, protect against adverse market conditions, and capitalize on market opportunities as they arise.

Stillman Digital

Stillman Digital continued executing on its strategic priorities in August.

Foreign Exchange: Stillman Digital Bermuda was approved by the Bermuda Monetary Authority to offer foreign exchange under its current DABA license. This additional product line enables the company to further expand its suite of treasury management solutions for its institutional customer base.

DAT Trade Execution: Through DeFi Advisory's deal with TenX Protocols, Stillman Digital entered into an OTC agreement with TenX, which recently raised C$30 million for its high-throughput, Layer 1-focused digital asset treasury vehicle.

New Partnerships: In addition, the company announced a strategic partnership with Checker Corp to unlock global liquidity for stablecoins and beyond. From Lagos to São Paulo, Paris to Nairobi, Checker enables use cases spanning remittances, trade, payroll, and dollar savings - with Stillman Digital providing seamless liquidity at every step.

Normal Course Issuer Bid (NCIB)

DeFi Technologies launched a NCIB on August 22, 2025 to repurchase up to 10% of its public float (31,673,791 shares) via open-market purchases on Nasdaq, Cboe Canada, and other Canadian ATSs. The program commenced August 26, 2025 and runs to August 26, 2026 (or earlier if completed). Management initiated the NCIB citing undervaluation and reported ~US$19.8M in cash at announcement. 80,000 shares were purchased in the first week; ongoing purchases are expected, with all repurchased shares cancelled and purchases filed on www.sedi.ca. The Company has appointed Ventum Financial Corp. to coordinate the NCIB program..

Insider Open-Market Purchases

In August 2025, the CEO, President, CFO, and Company Directors purchased common shares in the open market. For full details, see the insider filings on www.sedi.ca.

DeFi Alpha Strategy

The Company continues to assess and execute on arbitrage opportunities through its specialized trading desk, DeFi Alpha. Since its launch in Q2 2024, DeFi Alpha has generated a total of C$155.9 million (US$114.1 million) in revenue, including a one-time arbitrage trade announced on May 5, 2025, that delivered a return of C$23.8 million (US$17.3 million), incorporating a non-cash discount for lack of marketability valuation adjustment. This strategy has significantly strengthened the Company's financial position, enabling debt repayment and supporting the ongoing expansion of its digital asset treasury.

Institutional Ownership Update

•	Growing Institutional Base: Since early July, DeFi Technologies' reported institutional shareholders increased to 102, collectively holding ~35 million shares (based on reporting on https://fintel.io/so/ca/defi).
•	Notable Institutions: Recent and prominent filers include VanEck, Marshall Wace, Two Sigma, Goldman Sachs, UBS, Legal & General, Wellington Management, Nuveen, JPMorgan, Morgan Stanley, Swiss National Bank, Barclays, Fidelity, Schwab, Invesco, Rathbones, and Bank of Montreal (BMO).

Recent Strategic Developments from August include:

DeFi Technologies Announces Inaugural Insights Symposium to Be Held in Frankfurt on September 25, 2025

DeFi Technologies will host the first Insights Symposium in Frankfurt on September 25, 2025, bringing together institutional investors, regulators, technologists, and industry leaders to examine the convergence of DeFi and TradFi across markets, infrastructure, and regulation. Supported by ecosystem partners - including Valour, Stillman Digital, Reflexivity Research, Neuronomics, SovFi, and BTQ Technologies - the invite-only forum will feature keynotes, private roundtables, and panels on regulatory pathways, institutional access to on-chain yield, tokenized funds and securitization, AI in markets, and the implications of quantum computing for digital asset infrastructure. The Symposium will be a continuing global series, with future editions planned for Abu Dhabi, Hong Kong, São Paulo, London, New York, and Zurich, and each event producing a Reflexivity Research co-branded journal capturing key insights.

DeFi Technologies Announces Launch of Normal Course Issuer Bid

DeFi Technologies launched a Normal Course Issuer Bid (NCIB) to repurchase up to 10% of its public float - 31,673,791 common shares - via open-market purchases on Nasdaq, Cboe Canada, and other Canadian ATSs. The NCIB, approved by the board and accepted by Cboe Canada, commenced on August 26, 2025 and will run through August 26, 2026, or earlier if completed. Management initiated the buyback believing the market price at times did not reflect intrinsic value; the Company reported approximately US$19.8 million in cash at announcement. Purchases are subject to applicable rules, including the 25% average daily trading volume limit (excluding block purchases), and all repurchased shares are to be cancelled. Ventum Financial Corp. was appointed to coordinate the program.

DeFi Technologies Advisory Division Secures Second Mandate with TenX Protocols

DeFi Technologies' newly launched DeFi Advisory division secured its second mandate with TenX Protocols, a high-throughput L1-focused digital-asset treasury company. The engagement included trading via Stillman Digital, research via Reflexivity Research, and capital-markets support. TenX had closed a C$29.9 million private placement ahead of a planned merger with Iocaste Ventures, and the mandate carried an initial $600,000 in base advisory fees plus trade-execution fees and performance-based upside - further strengthening DeFi's vertically integrated platform.

Valour Launches Eight New ETPs on Spotlight Stock Market, Including Shiba Inu (SHIB), Pi (PI), Ondo (ONDO), Cronos (CRO), Mantle (MNT), VeChain (VET), Ethena (ENA), and Celestia (TIA)

Valour launched SEK-denominated ETPs for Shiba Inu (SHIB), Pi (PI), Ondo (ONDO), Cronos (CRO), Mantle (MNT), VeChain (VET), Ethena (ENA), and Celestia (TIA) on Sweden's Spotlight Stock Market, each carrying a 1.9% management fee and offering regulated, exchange-traded access via standard brokerage accounts. The additions broadened exposure across L1/L2 blockchains, tokenized RWA infrastructure, modular data availability, and high-engagement ecosystem tokens, bringing Valour's lineup to 85+ ETPs across major European venues.

Supplemental Materials and Upcoming Communications

The Company has made available on its website materials designed to accompany the discussion of its results, along with certain supplemental financial information and other data. For important news and information regarding the Company, including investor presentations and the timing of future investor conferences, visit the Investor Relations section of the Company's website: https://defi.tech/investor-relations.

Analyst Coverage of DeFi Technologies

A full list of DeFi Technologies analyst coverage can be found here: https://defi.tech/investor-relations#research.

For inquiries from institutional investors, funds, or family offices, please contact: ir@defi.tech

Upcoming Conferences	Dates	City
H.C. Wainwright 27th Annual Global Investment Conference	Sept 8-10	NYC
DeFi Insights Symposium	September 25	Frankfurt
Cantor Crypto, AI/Energy Infrastructure Conference	Nov 10-12	Miami
Benchmark 14th Annual Discovery One-on-One Investor Conference	December 4	NYC
Northland Virtual Growth Conference	December 16	Virtual

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to over seventy-five of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the Company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit  valour.com.

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Reflexivity Research
Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

About Neuronomics AG
Neuronomics AG is a Swiss asset management firm specializing in AI-powered quantitative trading strategies. By integrating artificial intelligence, computational neuroscience and quantitative finance, Neuronomics delivers cutting-edge solutions that drive superior risk-adjusted performance in financial markets. For more information please visit https://www.neuronomics.com/

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the growth of AUM; purchases under the Company's NCIB program; upcoming conference attendance by the Company; expansion of digital asset ETPs; staking and lending income generated on Valour's AUM; geographic expansion of the Company;  investor interest and demand for Valour's ETP; investor confidence in digital assets generally; arbitrage opportunities by DeFi Alpha; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; fluctuation in digital asset prices; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Press, KCSA Strategic Communications, defi@kcsa.com; Olivier Roussy Newton, Chief Executive Officer, ir@defi.tech (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 08-SEP-25